Exhibit 99.8

CONSENT OF Independent AUDITORS

We hereby consent to the incorporation by reference of our report dated March 31, 2026, relating to the consolidated financial statements of Santacruz Silver Mining Ltd. appearing in the Annual Report on Form 40-F for the year ended December 31, 2025, as filed with the United States Securities Exchange and Commission.

/s/ Davidson & Company LLP	Vancouver, Canada

Chartered Professional Accountants

May 1, 2026